

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 13, 2007

Mr. David W. Copeland
Vice President and General Counsel
Concho Resources Inc.
550 West Texas Avenue, Suite 1300
Midland, Texas 79701

> **Re:** **Concho Resources Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 5, 2007**
> **File No. 333-142315**

Dear Mr. Copeland:

We have reviewed your response letter and the amended filing and have the following comments. We have not completed the review of the executive compensation disclosure. Once we complete our review, we may issue additional comments under a separate cover. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A-2 filed July 5, 2007

Financial Statements, page F-1

Pro Forma Financial Statements, page F-62

1.   Explain to us how the number of shares used in the pro forma as adjusted basic
        and diluted earnings (loss) per share has been calculated.

2.   We note that you have presented unaudited pro forma combined statements of
        operations for the year ended December 31, 2006 and the interim period ended
        March 31, 2006. Rule 11-02(c)(2)(i) indicates that pro forma condensed
        statements of income shall be filed for only the most recent fiscal year and for the
        subsequent interim period. A pro forma condensed statement of income may be
        filed for the corresponding interim period of the preceding fiscal year. In view of
        this, explain why you believe your current presentation is appropriate.

Notes to Unaudited Pro Forma Combined Statements of Operations, page F-65

3.   Please revise the last paragraph under Note A to disclose the number of shares of
        common stock you are offering for sale and the net proceeds you expect to receive
        from this offering.

4.   Please disclose within Note B how you determined the shares used in computing
        the basic and diluted pro forma earnings per share data. Note that the number of
        shares used in the calculation of the pro forma per share data should be based on
        the weighted average number of shares outstanding during the period plus the
        shares being issued to effect the combination as if the combination had occurred
        on January 1, 2006.

5.   We note in conjunction with the offering certain officers and employees will
        repay notes receivable due to you. Please disclose how you intend to use the cash
        received from the officers and employees and how you have reflected the use of
        these proceeds in your pro forma, as adjusted financial information. Similar
        disclosure should be presented with the capitalization table on page 36.

6.   At item (g) under the Note C you state that you are increasing interest expense for
        the write off of deferred loan costs associated with the repayment of debt.
        However, the adjustment identified as (g) on your pro forma combined statements
        of operations appears to actually decrease interest expense. Please revise your pro
        forma financial information to resolve this apparent inconsistency.

7.   It does not appear that the adjustment described under item (g) to Note C would
        have a continuing impact on your statement of operations. Therefore, remove this

adjustment from your pro forma statements of operations, or explain to us how you have met all the criteria set forth in Rule 11-02(b)(6) of Regulation S-X.

8.   At item (h) under Note C you state that you are reducing interest income resulting from the pro forma repayment and elimination of $13.03 million of Notes Receivable due from officers and employees. However, in your Capitalization table on page 36 you have only reduced this contra stockholders' equity line item by $12.9 million. Please revise your document to resolve this inconsistency.

Engineering Comments

Notes to consolidated financial statements, page F-9

Note S. Supplementary information, page F-58

Reserve quantity information (unaudited), page F-58

9.   We note that the disclosure on page F-58 "except that future production costs exclude overhead charges for Company operated properties." is inconsistent with that of your third party engineers on pages A-2 and B-2. Per our July 6, 2007 telephone discussion, please amend your document to remove this statement on page F-58 and elsewhere.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or at Karl Hiller, Accounting Branch Chief, (202) 551-3686 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Gallagher
       K. Hiller
       A.N. Parker
       C. Moncada-Terry